EXHIBIT 10.5

MARKETWATCH, INC. 2004 STOCK INCENTIVE PLAN

2004 NON-EMPLOYEE DIRECTOR OPTION PROGRAM

FORM OF NOTICE OF NON-QUALIFIED STOCK OPTION AWARD

Grantee's Name and Address: _____

_____

_____

You (the "Grantee") have been granted an option to purchase shares of Common Stock, subject to the terms and conditions of this Notice of Stock Option Award (the "Notice"), the MarketWatch, Inc. 2004 Stock Incentive Plan (the "Plan"), and the MarketWatch, Inc. 2004 Non-Employee Director Option Program (the "Program"), as amended from time to time, and the Non-Qualified Stock Option Award Agreement (the "Option Agreement") attached hereto, as follows. Unless otherwise defined herein, the terms defined in the Plan and the Program shall have the same defined meanings in this Notice.

Award Number	_____
Date of Award	_____
Vesting Commencement Date	_____
Exercise Price per Share	$_____
Total Number of Shares subject to the Option	_____
Total Exercise Price	$_____
Type of Option:	Non-Qualified Stock Option
Expiration Date:	_____
Post-Termination Exercise Period:	Three (3) Months

Vesting Schedule:

Subject to the Grantee's Continuous Service and other limitations set forth in this Notice, the Plan, the Program and the Option Agreement, the Option may be exercised, in whole or in part, in accordance with the following schedule:

1/3 of the Shares subject to the Option shall vest twelve months after the Vesting Commencement Date, 1/3 of the Shares subject to the Option shall vest 24 months after the Vesting Commencement Date, and 1/3 of the Shares subject to the Option shall vest 36 months after the Vesting Commencement Date such that the option is fully vested on the third anniversary of the Vesting Commencement Date.

IN WITNESS WHEREOF, the Company and the Grantee have executed this Notice and agree that the Option is to be governed by the terms and conditions of this Notice, the Plan, the Program and the Option Agreement.


MarketWatch, Inc.,
a Delaware corporation

By: _____

Title: _____


THE GRANTEE ACKNOWLEDGES AND AGREES THAT THE SHARES SUBJECT TO THE OPTION SHALL VEST, IF AT ALL, ONLY DURING THE PERIOD OF THE GRANTEE'S CONTINUOUS SERVICE (NOT THROUGH THE ACT OF BEING GRANTED THE OPTION OR ACQUIRING SHARES HEREUNDER).

The Grantee acknowledges receipt of a copy of the Plan, the Program and the Option Agreement, and represents that he or she is familiar with the terms and provisions thereof, and hereby accepts the Option subject to all of the terms and provisions hereof and thereof. The Grantee has reviewed this Notice, the Plan, the Program and the Option Agreement in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Notice, and fully understands all provisions of this Notice, the Plan, the Program and the Option Agreement. The Grantee hereby agrees that all disputes arising out of or relating to this Notice, the Plan, the Program and the Option Agreement shall be resolved in accordance with Section 13 of the Option Agreement. The Grantee further agrees to notify the Company upon any change in the residence address indicated in this Notice.

Dated: _____   Signed: _____

Grantee

MARKETWATCH, INC. 2004 STOCK INCENTIVE PLAN

2004 NON-EMPLOYEE DIRECTOR OPTION PROGRAM

FORM OF NON-QUALIFIED STOCK OPTION AWARD AGREEMENT

1.   Grant of Option. MarketWatch, Inc., a Delaware corporation (the "Company"), hereby grants to the Grantee (the "Grantee") named in the Notice of Non-Qualified Stock Option Award (the "Notice"), an option (the "Option") to purchase the Total Number of Shares of Common Stock subject to the Option (the "Shares") set forth in the Notice, at the Exercise Price per Share set forth in the Notice (the "Exercise Price") subject to the terms and provisions of the Notice, this Non-Qualified Stock Option Award Agreement (the "Option Agreement"), the Company's 2004 Stock Incentive Plan (the "Plan"), and the Company's 2004 Non-Employee Director Option Program (the "Program"), as amended from time to time, which are incorporated herein by reference. Unless otherwise defined herein, the terms defined in the Plan and the Program shall have the same defined meanings in this Option Agreement.

The Option is intended to qualify as a Non-Qualified Stock Option and not as an Incentive Stock Option as defined in Section 422 of the Code.

2.   Exercise of Option.

a.   Right to Exercise. The Option shall be exercisable during its term in accordance with the Vesting Schedule set out in the Notice and with the applicable provisions of the Plan, the Program and this Option Agreement. The Option shall be subject to the provisions of Section 3.04 of the Program relating to the exercisability or termination of the Option in the event of a Corporate Transaction or a Change in Control. The Grantee shall be subject to reasonable limitations on the number of requested exercises during any monthly or weekly period as determined by the Administrator. In no event shall the Company issue fractional Shares.

b.   Method of Exercise. The Option shall be exercisable only by delivery of an exercise notice or by such other procedure as specified from time to time by the Administrator which shall state the election to exercise the Option, the whole number of Shares in respect of which the Option is being exercised, and such other provisions as may be required by the Administrator. The exercise notice shall be delivered in person, by certified mail, or by such other method (including electronic transmission) as determined from time to time by the Administrator to the Company accompanied by payment of the Exercise Price. The Option shall be deemed to be exercised upon receipt by the Company of such notice accompanied by the Exercise Price, which, to the extent selected, shall be deemed to be satisfied by use of the broker-dealer sale and remittance procedure to pay the Exercise Price provided in Section 4.b, below.

        c.   <u>Taxes</u>. No Shares will be delivered to the Grantee or other person pursuant to the exercise of the Option until the Grantee or other person has made arrangements acceptable to the Administrator for the satisfaction of applicable income tax and employment tax withholding obligations, including, without limitation, obligations incident to the receipt of Shares. Upon exercise of the Option, the Company or the Grantee's employer may offset or withhold (from any amount owed by the Company or the Grantee's employer to the Grantee) or collect from the Grantee or other person an amount sufficient to satisfy such tax obligations and/or the employer's withholding obligations.

        3.   <u>Restrictions on Exercise</u>. The Option may not be exercised if the issuance of the Shares subject to the Option upon such exercise would constitute a violation of any Applicable Laws.

        4.   <u>Method of Payment</u>. Payment of the Exercise Price shall be by any of the following, or a combination thereof, at the election of the Grantee; provided, however, that such exercise method does not then violate any Applicable Law and, provided further, that the portion of the Exercise Price equal to the par value of the Shares must be paid in cash or other legal consideration permitted by the Delaware General Corporation Law:

        a.   cash;

        b.   check; or

        c.   payment through a broker-dealer sale and remittance procedure pursuant to which the Grantee (i) shall provide written instructions to a Company-designated brokerage firm to effect the immediate sale of some or all of the purchased Shares and remit to the Company sufficient funds to cover the aggregate exercise price payable for the purchased Shares and (ii) shall provide written directives to the Company to deliver the certificates for the purchased Shares directly to such brokerage firm in order to complete the sale transaction.

        5.   <u>Termination or Change of Continuous Service</u>. In the event the Grantee's Continuous Service terminates, the Grantee may, but only during the Post-Termination Exercise Period, exercise the portion of the Option that was vested at the date of such termination (the "Termination Date"). In no event shall the Option be exercised later than the Expiration Date set forth in the Notice. In the event of the Grantee's change in status from Employee, Director or Consultant to any other status of Employee, Director or Consultant, the Option shall remain in effect and vesting of the Option shall continue only to the extent determined by the Administrator as of such change in status. Except as provided in Sections 6 and 7 below, to the extent that the Option was unvested on the Termination Date, or if the

Grantee does not exercise the vested portion of the Option within the Post-Termination Exercise Period, the Option shall terminate.

6.   Disability of Grantee. In the event the Grantee's Continuous Service terminates as a result of his or her Disability, the Grantee may, but only within twelve (12) months from the Termination Date (and in no event later than the Expiration Date), exercise the portion of the Option that was vested on the Termination Date. To the extent that the Option was unvested on the Termination Date, or if the Grantee does not exercise the vested portion of the Option within the time specified herein, the Option shall terminate.

7.   Death of Grantee. In the event of the termination of the Grantee's Continuous Service as a result of his or her death, or in the event of the Grantee's death during the Post-Termination Exercise Period or during the twelve (12) month period following the Grantee's termination of Continuous Service as a result of his or her Disability, the Grantee's estate, or a person who acquired the right to exercise the Option by bequest or inheritance, may exercise the portion of the Option that was vested at the date of termination within twelve (12) months from the date of death (but in no event later than the Expiration Date). To the extent that the Option was unvested on the date of death, or if the vested portion of the Option is not exercised within the time specified herein, the Option shall terminate.

8.   Transferability of Option. The Option may be transferred to any person by will and by the laws of descent and distribution. The Option also may be transferred during the lifetime of the Grantee by gift and pursuant to a domestic relations order to members of the Grantee's Immediate Family to the extent and in the manner determined by the Administrator. Notwithstanding the foregoing, the Grantee may designate a beneficiary of the Grantee's Option in the event of the Grantee's death on a beneficiary designation form provided by the Administrator. The terms of the Option shall be binding upon the executors, administrators, heirs, successors and transferees of the Grantee.

9.   Term of Option. The Option must be exercised no later than the Expiration Date set forth in the Notice or such earlier date as otherwise provided herein. After the Expiration Date or such earlier date, the Option shall be of no further force or effect and may not be exercised.

10.   Tax Consequences. Set forth below is a brief summary as of the date of this Option Agreement of some of the federal tax consequences of exercise of the Option and disposition of the Shares. THIS SUMMARY IS NECESSARILY INCOMPLETE, AND THE TAX LAWS AND REGULATIONS ARE SUBJECT TO CHANGE. THE GRANTEE SHOULD CONSULT A TAX ADVISER BEFORE EXERCISING THE OPTION OR DISPOSING OF THE SHARES.

a.   Exercise of Non-Qualified Stock Option. On exercise of a Non-Qualified Stock Option, the Grantee will be treated as having received compensation income (taxable at ordinary income tax rates) equal to the excess, if any, of the Fair Market Value of the Shares on the date of exercise over the Exercise Price. If the Grantee is an Employee or a former Employee, the Company will be required to withhold from the Grantee's compensation or collect from the Grantee and pay to the applicable taxing authorities an amount in cash equal to a percentage of this compensation income at the time of exercise, and may refuse to honor the exercise and refuse to deliver Shares if such withholding amounts are not delivered at the time of exercise.

       b.   <u>Disposition of Shares</u>. In the case of a Non-Qualified Stock Option, if Shares are held for more than one year, any gain realized on disposition of the Shares will be treated as long-term capital gain for federal income tax purposes.

       11.   <u>Entire Agreement: Governing Law</u>. The Notice, the Plan, the Program and this Option Agreement constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Company and the Grantee with respect to the subject matter hereof, and may not be modified adversely to the Grantee's interest except by means of a writing signed by the Company and the Grantee. Nothing in the Notice, the Plan, the Program and this Option Agreement (except as expressly provided therein) is intended to confer any rights or remedies on any persons other than the parties. The Notice, the Plan, the Program and this Option Agreement are to be construed in accordance with and governed by the internal laws of the State of California without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than the internal laws of the State of California to the rights and duties of the parties. Should any provision of the Notice, the Plan, the Program or this Option Agreement be determined by a court of law to be illegal or unenforceable, such provision shall be enforced to the fullest extent allowed by law and the other provisions shall nevertheless remain effective and shall remain enforceable.

       12.   <u>Headings</u>. The captions used in the Notice and this Option Agreement are inserted for convenience and shall not be deemed a part of the Option for construction or interpretation.

       13.   <u>Dispute Resolution</u> The provisions of this Section 13 shall be the exclusive means of resolving disputes arising out of or relating to the Notice, the Plan and this Option Agreement. The Company, the Grantee, and the Grantee's assignees pursuant to Section 8 (the "parties") shall attempt in good faith to resolve any disputes arising out of or relating to the Notice, the Plan and this Option Agreement by negotiation between individuals who have authority to settle the controversy. Negotiations shall be commenced by either party by notice of a written statement of the party's position and the name and title of the individual who will represent the party. Within thirty (30) days of the written notification, the parties shall meet at a mutually acceptable time and place, and thereafter as often as they reasonably deem necessary, to resolve the dispute. If the dispute has not been

resolved by negotiation, the parties agree that any suit, action, or proceeding arising out of or relating to the Notice, the Plan or this Option Agreement shall be brought in the United States District Court for the Northern District of California (or should such court lack jurisdiction to hear such action, suit or proceeding, in a California state court in the County of San Francisco) and that the parties shall submit to the jurisdiction of such court. The parties irrevocably waive, to the fullest extent permitted by law, any objection the party may have to the laying of venue for any such suit, action or proceeding brought in such court. THE PARTIES ALSO EXPRESSLY WAIVE ANY RIGHT THEY HAVE OR MAY HAVE TO A JURY TRIAL OF ANY SUCH SUIT, ACTION OR PROCEEDING. If any one or more provisions of this Section 13 shall for any reason be held invalid or unenforceable, it is the specific intent of the parties that such provisions shall be modified to the minimum extent necessary to make it or its application valid and enforceable.

14.   Notices. Any notice required or permitted hereunder shall be given in writing and shall be deemed effectively given upon personal delivery, upon deposit for delivery by an internationally recognized express mail courier service or upon deposit in the United States mail by certified mail (if the parties are within the United States), with postage and fees prepaid, addressed to the other party at its address as shown in these instruments, or to such other address as such party may designate in writing from time to time to the other part.